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                                November 21, 2023

       Cheng Liu, Ph.D.
       Chief Executive Officer, President and Director
       Estrella Immunopharma, Inc.
       5858 Horton Street, Suite 170
       Emeryville, California, 95608

                                                        Re: Estrella
Immunopharma, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 13,
2023
                                                            File No. 333-274931

       Dear Cheng Liu:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your revised disclosure on the Cover Page stating you are registering 312,200
                                                        Founder Shares "that
were originally issued to initial shareholders . . . at a purchase price equivalent to
approximately $0.022 per Founding Share." Revise to highlight any differences in the
current trading price, the price that the initial shareholders acquired their shares and the price
that the public securityholders acquired their shares. Disclose that while the initial
shareholders may experience a positive rate of return based on the current trading price, the
public securityholders may not experience a similar rate of return on the securities they
purchased due to differences in the purchase prices and the current trading price. Please also
disclose the potential profit the selling securityholders will earn based on the current trading
price.
 Cheng Liu, Ph.D.
FirstName  LastNameCheng
Estrella Immunopharma,  Inc.Liu, Ph.D.
Comapany 21,
November   NameEstrella
               2023     Immunopharma, Inc.
November
Page  2    21, 2023 Page 2
FirstName LastName
       Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Michael Blankenship, Esq.